THE LAW OFFICES OF

THOMAS C. COOK

ATTORNEY AND COUNSELOR AT LAW

10470 W. CHEYENNE AVENUE, SUITE 530, PMB 303

LAS VEGAS, NEVADA 89129

(702) 524-9151

tccesq@aol.com

January 19, 2021

Jason L. Drory

Division of Corporation Finances

Office of Life Sciences

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Limitless Venture Group, Inc.

Offering Statement on Form 1-A

Post-Qualification Amendment No. 1

Filed December 30, 2020

File No. 024-11128

Dear Mr. Drory,

The undersigned counsel represents the interests of Limitless Venture Group, Inc. We are in receipt of your letter dated January 11, 2021. Below is our response to your comments:

1. Please note that your financial statements should contain a complete set of annual financial statements for your two most recently completed fiscal year-ends. Refer to sections (b)(3) and (b)(4) of Part F/S of Form 1-A. for guidance and revise your offering circular accordingly.

Answer: We have revised our offering statement to contain a complete set of annual financial statements for our two most recently completed fiscal year ends as you have requested.

Also, please note that there is no participant in our offering that is required to clear its compensation arrangements with FINRA.

Should you have any further questions or comments, please do not hesitate to contact me at the number and address above.

Sincerely,

/s/ Thomas C. Cook

Thomas C. Cook, Esq.